Exhibit 7(a)

Reinsurance Agreement (TIRe)

REINSURANCE AGREEMENT

BETWEEN

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

COLUMBUS, OHIO

referred to as the “Ceding Company”

AND

TRANSAMERICA INTERNATIONAL RE (BERMUDA) LTD.

HAMILTON, BERMUDA

referred to as the “Reinsurer”

REINSURANCE AGREEMENT

This Agreement is made and entered into by and between Western Reserve Life Assurance Co. of Ohio (hereinafter referred to as the “Ceding Company”) and Transamerica International Re (Bermuda) Ltd. (hereinafter referred to as the “Reinsurer”).

The Ceding Company and the Reinsurer mutually agree to reinsure on the terms and conditions stated herein. This Agreement is an indemnity reinsurance agreement solely between the Ceding Company and the Reinsurer, and performance of the obligations of each party under this Agreement will be rendered solely to the other party. In no instance will anyone other than the Ceding Company or the Reinsurer have any rights under this Agreement, and the Ceding Company will be and remain the only party hereunder that is liable to any insured, policyowner or beneficiary under any annuity reinsured hereunder.

ARTICLE I

GENERAL PROVISIONS

1.	Annuities and Risks Reinsured. The Reinsurer agrees to indemnify the Ceding Company for, and the Ceding Company agrees to reinsure with the Reinsurer, according to the terms and conditions hereof, the portion of the risks under the annuities described in Schedule A attached hereto.

2.	Coverages and Exclusions. Only the annuities and any riders or endorsements attached to those annuities (hereinafter collectively referred to as “Annuities”) described in Schedule A are reinsured under this Agreement. Except as described in Schedule A, riders or other policy forms or endorsements providing additional benefits are not reinsured under this Agreement, except those riders, endorsements or policy forms expressing variations in the requirements of a particular state and those necessary to qualify the Annuities for use with a qualified plan under the Internal Revenue Code.

3.	Plan of Reinsurance. This indemnity reinsurance is a combination of coinsurance and modified coinsurance. The Ceding Company will retain, control and own all assets held in relation to the Modified Coinsurance Reserve as defined in Schedule B.

4.	Expenses. The Reinsurer will bear no part of the expenses incurred in connection with the annuities reinsured hereunder, except as otherwise provided herein.

5.

Annuity Changes. The Ceding Company must provide written notification to the Reinsurer of any change which will affect the original terms or conditions of any annuity reinsured hereunder not later than thirty (30) days before the change takes effect. The Reinsurer will provide written notification to the Ceding Company as to the Reinsurer’s acceptance or rejection of the change within fifteen (15) days after receipt of notice of the change. If the Reinsurer accepts any such change, the Reinsurer will (a) assume that portion of any increase in the Ceding Company’s liability, resulting from the change, which corresponds to the portion of the annuities reinsured hereunder, and (b) receive credit for that portion of any decrease in the Ceding

Company’s liability, resulting from the change, which corresponds to the portion of the annuities reinsured hereunder. If the Reinsurer rejects any such change, the Reinsurer’s liability under this Agreement will be determined as if no such change had occurred.

6.	Damages. The Reinsurer will not indemnify the Ceding Company for, and will not be liable for, any damages or liability, including, but not limited to extracontractual damages or liability resulting from fraud, oppression, bad faith, regulatory non-compliance, unfair trade or other practices, strict liability, or negligent, reckless or intentional wrongs on the part of the Ceding Company or its directors, officers, employees and agents. The following types of damages are examples of damages that would be excluded from this Agreement, for the conduct described above, including, but not limited to, actual damages, damages for emotional distress, punitive or exemplary damages, and attorney fees related to any such damages. Notwithstanding the above, policy proceeds that do not exceed the account value of a reinsured annuity policy and that the Ceding Company is required to pay at the direction, verdict, or ruling of a court of law are not extracontractual and shall not be excluded from the Reinsurer’s obligation under this Agreement.

7.	Annuity Administration. The Ceding Company will administer the annuities reinsured hereunder and will perform all accounting for such annuities; provided, however, that the Reinsurer reserves the right to participate in the adjudication and administration of Claims, as defined in Article IV, Paragraph 2.

8.	Inspection. At any reasonable time, the Reinsurer may inspect, during normal business hours, at the principal office of the Ceding Company, the original papers and any and all other books or documents relating to or affecting reinsurance under this Agreement. The Reinsurer will not use any information obtained through any inspection pursuant to this Paragraph for any purpose not relating to reinsurance hereunder or information reporting required under applicable law.

9.	Taxes and Assessments. The allowance for any premium taxes, state guarantee fund assessments, special assessments or excise taxes paid in connection with the annuities reinsured hereunder is included in the Allowances described in Article III. The Reinsurer will not reimburse the Ceding Company for any other taxes or assessments paid by the Ceding Company in connection with the annuities reinsured hereunder.

10.	Election to Determine Specified Policy Acquisition Expenses. The Ceding Company and the Reinsurer agree that the party with net positive consideration under this Agreement will capitalize specified policy acquisition expenses with respect to annuities reinsured under this Agreement without regard to the general deductions limitation of Section 848(c)(l) of the Internal Revenue Code of 1986, as amended. The Ceding Company and the Reinsurer will exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency. The Ceding Company will submit a schedule to the Reinsurer by May 1 of each year presenting its calculation of the net consideration for the preceding taxable year. The Reinsurer may contest the calculation in writing within thirty (30) days of receipt of the Ceding Company’s schedule. Any differences will be resolved between the parties so that consistent amounts are reported on the respective tax returns for the preceding taxable year. This election to capitalize specified policy acquisition expense without regard to the general deductions limitation is effective for all taxable years during which this Agreement remains in effect.

11.	Condition. The reinsurance hereunder is subject to the same limitations and conditions specified in the annuities issued by the Ceding Company which are reinsured hereunder, except as otherwise provided in this Agreement.

12.	Misunderstandings and Oversights. If any failure to pay amounts due or to perform any other act required by this Agreement is unintentional and caused by misunderstanding or oversight, the Ceding Company and the Reinsurer will adjust the situation to what it would have been had the misunderstanding or oversight not occurred.

13.

Adjustments. If the Ceding Company’s liability under any of the annuities reinsured hereunder is changed because of a misstatement of age, sex or any other material fact, the Reinsurer will (a) assume that portion of any increase in the Ceding Company’s liability resulting from the change, which corresponds to the portion of the annuities reinsured hereunder, and (b) receive credit for that portion of any decrease in the Ceding Company’s liability, resulting from the change, which corresponds to the portion of the annuities reinsured hereunder.

14.	Reinstatements. If an annuity reinsured hereunder lapses, and is subsequently reinstated while this Agreement is in force, the reinsurance for such annuity will be reinstated automatically. The Ceding Company will pay the Reinsurer the Reinsurer’s proportionate share of all amounts received by the Ceding Company in connection with the reinstatement of the annuity, plus any amounts previously refunded to the Ceding Company by the Reinsurer in connection with the lapse of the annuity.

15.	Remedies and Waiver. All remedies of any party are cumulative. Failure of either the Ceding Company or the Reinsurer to exercise any right, privilege, power or remedy at law, equity or in existence by virtue of this Agreement or to otherwise insist upon strict compliance with any of the terms, provisions and conditions of this Agreement, or the obligations of the other party, will not constitute a waiver of such right, privilege, power, remedy, term, provision, condition, or obligation. Moreover, the failure of either party to enforce any part of this Agreement shall not be deemed to be an act of ratification or consent. No prior transactions or dealings between the parties shall be deemed to establish any custom or usage waiving or modifying any provision of this Agreement.

16.	Assignment. The Ceding Company may not assign any of its rights, duties or obligations under this Agreement without the prior written consent of the Reinsurer, which consent will not be unreasonably withheld.

17.	Choice of Law. This Agreement will be governed by the laws of Ohio, without giving effect to the choice of law provisions.

18.	Amendments. This Agreement may be amended only by written agreement of the parties. Any change or modification to this Agreement shall be null and void unless made by amendment to this Agreement and signed by both parties.

19.	Entire Agreement. The terms expressed herein constitute the entire agreement between the parties with respect to the annuities reinsured hereunder. There are no understandings between the parties with respect to the annuities reinsured hereunder other than as expressed in this Agreement.

20.	Current Practices. The Ceding Company will not change or alter its underwriting, claims paying or administrative practices with respect to the Annuities in a manner that a reasonable person would expect could harm its relationship with policyholders or agents or increase the lapses or withdrawals of the Annuities without the prior written consent of the Reinsurer. For the purpose of this paragraph, claims paying and administrative practices do not include the setting or resetting of crediting rates, bonuses or commission rates.

21.	Agent For Service of Process. The Reinsurer agrees to designate the Ohio Director of Insurance or a designated attorney as its true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Ceding Company.

22.	Trust Agreement. The Ceding Company and the Reinsurer will enter into the “Trust Agreement” attached to this Agreement as Exhibit I, as security for the performance by the Reinsurer of its obligations under this Agreement. Any assets held in the trust account will be herein referred to as “Trust Assets”.

The Ceding Company shall have the right to withdraw the Trust Assets at any time. The Trust Assets shall be utilized and applied by the Ceding Company or its successors in interest by operation of law, including without limitation any liquidator, rehabilitator, receiver or conservator of the Ceding Company, without diminution because of insolvency on the part of the Ceding Company or the Reinsurer, only for the following purposes:

(i)	in the event that the amounts due to the Ceding Company from the Reinsurer are overdue, as described in Article VI, Paragraph 7, to reimburse the Ceding Company for the Reinsurer’s share of premiums returned to the owners of policies reinsured under this Agreement on account of cancellations of such policies;

(ii)	in the event that the amounts due to the Ceding Company from the Reinsurer are overdue, as described in Article VI Paragraph 7, to reimburse the Ceding Company for the Reinsurer’s share of surrenders and benefits or losses paid by the Ceding Company pursuant to the provisions of the policies reinsured under this Agreement;

(iii)	where the Ceding Company received notification of termination of the trust account and where the Reinsurer’s obligations under this Agreement remain unliquidated and undischarged ten (10) days prior to such termination date, to withdraw the assets held in the trust account and deposit such assets in a separate account, in the name of the Ceding Company in any United States bank or trust company, apart from its general assets, in trust for such uses and purposes specified in (i) and (ii) above and in (iv) below; or

(iv)	to pay any other amounts which are due the Ceding Company under this Agreement.

The Reinsurer shall be given a credit towards its obligations under this Agreement for any amounts withdrawn from the Trust Assets by the Ceding Company.

In the event that the Ceding Company draws on the Trust Agreement in an amount in excess of the actual amounts required for items (i), (ii) and/or (iv) above, or in the case of a draw pursuant to (iii) above, any amounts that are subsequently determined not to be due, shall be returned to the Reinsurer. In addition, in the event that the Ceding Company draws on the trust account pursuant to item (iii) above, the Ceding Company shall pay the Reinsurer interest on the amounts held pursuant to item (iii) above at a rate equal to the prime rate of interest or the rate permitted by an arbitration panel operating under Article X of this Agreement, whichever is greater.

23.	Fixed Subaccount Crediting Rates. The Ceding Company and the Reinsurer agree to discuss renewal crediting rates on fixed subaccounts on an as needed basis.

24.	Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

25.	NAIC Annual Statement. For purposes of this Agreement, if the NAIC Annual Statement blank is changed or modified, such that the items described in this Agreement do not appear on the pages referenced in this Agreement, or if they should be eliminated or combined with other amounts or if the basis set out in the NAIC Annual Statement blank for calculation of the items specified in this Agreement should be modified so that the calculation is not consistent with the calculation of such items as described in this Agreement, then they will be determined in accordance with a method satisfactory to both parties to this Agreement.

ARTICLE II

REINSURANCE PREMIUMS

Reinsurance Premiums. The Ceding Company will pay the Reinsurer Reinsurance Premiums on all annuities in effect under this Agreement in an amount equal to (i) plus [(ii) times the net of (iii) minus (iv) minus (v)], where:

(i)	equals the Coinsurance Reserve as of the Effective Date of this Agreement as defined in Schedule B. This is payable for the first Accounting Period only;

(ii)	equals the quota share percentage of the Annuities as described in Schedule A;

(iii)	equals the sum of the gross premiums received by the Ceding Company and posted during the current Accounting Period, as defined in Article VI, Paragraph 1, to the Ceding Company’s accounting system as a deposit to any of the Annuities;

(iv)	equals the sum of the premium refunds received by the Ceding Company and posted during the current Accounting Period to the Ceding Company’s accounting system as a premium refund to any of the Annuities; and

(v)	equals the premium taxes assessed to the policyholder during the current Accounting Period with respect to the Annuities.

The Reinsurance Premiums paid to the Reinsurer by the Ceding Company will be remitted to the Reinsurer at the end of the Accounting Period during which the amounts described above were posted to the Ceding Company’s accounting system and identified as belonging to any of the Annuities.

ARTICLE III

ALLOWANCES

1.	Ceding Commission. The Reinsurer will pay the Ceding Company an initial ceding commission due at the end of the first Accounting Period for an amount equal to $12,779,843. In addition, the Reinsurer will pay the Ceding Company a Ceding Commission at the end of the first and all subsequent Accounting Periods equal to (i) times (ii), with respect to the Annuities, where:

(i)	equals the actual commissions paid to general agents, wholesalers, and marketing organizations by the Ceding Company during the current Accounting Period with respect to the Annuities.

(ii)	equals the quota share percentage of the Annuities as described in Schedule A.

Notwithstanding the above, the Reinsurer shall not be responsible for the reimbursement of actual commissions paid in excess of those specified by the percentage of premium (upfront) or percentage of account value (trail) commissions shown in Schedule I.

2.	Expense Allowance. The Reinsurer will pay the Ceding Company an Expense Allowance at the end of each Accounting Period equal to (i) times the sum of (ii) plus (iii) plus (iv), where:

(i)	equals the quota share percentage of the Annuities as described in Schedule A;

(ii)	equals $25 times the average number of Annuities in force throughout the current Accounting Period; and

(iii)	equals 0.0135 percent times the average Account Value, as defined in Schedule B, Paragraph 5, outstanding throughout the current Accounting Period.

The expense rates shown in (ii) and (iii) above will be reduced proportionately when the Accounting Period is less than a full calendar quarter.

3.	Commission Chargebacks. At the end of each Accounting Period, the Ceding Company will pay the Reinsurer the commission chargebacks collected during each Accounting Period with respect to the Annuities times the quota share percentage described in Schedule A.

ARTICLE IV

BENEFIT PAYMENTS

1.	Benefit Payments. Benefit Payments, as referred to in this Agreement, means the sum of (i) Claims, as described in Paragraph 2 below, (ii) Cash Surrender Values, as described in Paragraph 3 below, and (iii) Annuity Payments, as described in Paragraph 7 below.

2.	Claims. The Reinsurer will reimburse the Ceding Company for that portion of the Claims paid by the Ceding Company during the current Accounting Period in accordance with the terms of the Annuities which corresponds to the portion of the annuities reinsured hereunder. The term “Claims,” as used in this Agreement, means death benefits.

3.	Cash Surrender Values. The Reinsurer will reimburse the Ceding Company for that portion of the Cash Surrender Values paid by the Ceding Company during the current Accounting Period in accordance with the terms of the Annuities which corresponds to the portion of the annuities reinsured hereunder.

4.	Notice. The Ceding Company will notify the Reinsurer by its reporting of Benefit Payments on Schedule C after receipt of any information regarding Claims on the Annuities. The term “information,” as used in this Paragraph, means any documentation received by the Ceding Company as notice of a Claim. The reinsurance claim and copies of notification, claim papers, and proofs will be furnished the Reinsurer upon request. The Ceding Company shall notify the Reinsurer of all investigations, policyholder complaints, and insurance department complaints regarding allegations of fraud, bad faith, unfair trade practices or intentional wrongdoing relating to the Annuities, or any litigation pertaining to the Annuities by providing written notice to the Reinsurer within ten (10) days of receipt of such notice of investigation, complaint or litigation. The Ceding Company shall also provide Reinsurer, no later than thirty (30) days following the end of each calendar year, with a complaint log. This log shall clearly show the total number of complaints pertaining to the Annuities for the preceding calendar year, the applicable distribution channel, a summary of the complaint and the disposition of each complaint.

5.	Liability and Payment. In the event that the Reinsurer does not elect to participate in claims adjudication and administration, as described in Article I, Paragraph 7, the Reinsurer will accept the decision of the Ceding Company with respect to payment of a Claim on an annuity reinsured hereunder. The Reinsurer will pay its proportionate share of Claims in a lump sum to the Ceding Company without regard to the form of settlement by the Ceding Company.

6.	Contested Claims. The Ceding Company shall advise the Reinsurer of its intention to contest, compromise or litigate any Claims involving annuities reinsured hereunder by giving the Reinsurer twenty (20) days prior written notice of its intention to contest, compromise or litigate such Claims. The Reinsurer will notify the Ceding Company within ten (10) days of receipt of such notice if it chooses to participate. The Reinsurer will pay its share of the expense of such contests, in addition to its share of Claims, or it may choose not to participate. If the Reinsurer chooses not to participate, it will discharge its liability by payment to the Ceding Company of the full amount of its liability on the annuity reinsured. Notwithstanding the above, the Reinsurer will not be notified and will not participate in contests or litigation whose purpose is to determine the rightful owner of the proceeds.

7.	Annuity Payments.

In the event that an annuity reinsured hereunder annuitizes, such annuity will be considered surrendered and the Reinsurer will pay the Ceding Company that portion of the Minimum Annuitization Value applied to the annuitization which corresponds to the portion of the Annuities reinsured hereunder.

No further obligation or liability will exist for the Reinsurer for such annuitized Annuities.

ARTICLE V

RESERVE ADJUSTMENTS

Modified Coinsurance Reserve Adjustment.

A.	The Modified Coinsurance Reserve Adjustment will be computed each Accounting Period equal to (i) minus (ii) minus (iii), where:

(i)	equals the Modified Coinsurance Reserve at the end of the current Accounting Period on the Annuities;

(ii)	equals the Modified Coinsurance Reserve at the end of the preceding Accounting Period on the Annuities; and

(iii)	equals the Modified Coinsurance Reserve Investment Credit described in Schedule D.

With respect, however, to the Accounting Period during which the Effective Date of this Agreement occurs, the reference in (ii) above to “the end of the preceding Accounting Period” refers to the Effective Date of this Agreement. In the Accounting Period in which termination of this Agreement occurs, the reference in (i) above to “the end of the current Accounting Period” refers to the terminal accounting date, as described in Article VIII, Paragraph 2.

B.	For any Accounting Period in which the amount computed in A. above is positive, the Reinsurer will pay the Ceding Company such amount. For any Accounting Period in which the amount computed in A. above is negative, the Ceding Company will pay the Reinsurer the absolute value of such amount.

ARTICLE VI

ACCOUNTING AND SETTLEMENTS

1.	Accounting Period. Each Accounting Period under this Agreement will be a calendar quarter, except that: (a) the initial Accounting Period runs from the Effective Date of this Agreement through the last day of the calendar quarter during which the Effective Date of this Agreement falls, and (b) the final Accounting Period runs from the end of the preceding Accounting Period until the terminal accounting date of this Agreement as described in Article VIII, Paragraph 2.

2.	Quarterly Accounting Reports. Quarterly accounting reports in the form of Schedule C will be submitted to the Reinsurer by the Ceding Company for each Accounting Period not later than thirty (30) days after the end of each Accounting Period. Such reports will include information on the amount of Reinsurance Premiums, Ceding Commission, Acquisition Expense, Expense Allowance, Commission Chargebacks, Benefit Payments, Modified Coinsurance Reserve, Coinsurance Reserve, Gross Statutory Reserve, Tax Reserve, Interest Maintenance Reserve, and Modified Coinsurance Reserve Investment Credit.

3.	Quarterly Settlements.

A.	The Ceding Company will pay the Reinsurer the sum of:

(i)	the Reinsurance Premiums determined in accordance with Article II, plus

(ii)	the Commission Chargebacks determined in accordance with Article III, Paragraph 4, plus

(iii)	any Modified Coinsurance Reserve Adjustment payable to the Reinsurer, determined in accordance with Article V, plus

(iv)	any Tax Reimbursement payable to Reinsurer, determined in accordance with Article III, Paragraph 5.

B.	The Reinsurer will pay the Ceding Company the sum of:

(i)	the Benefit Payments, as described in Article IV, plus

(ii)	the Ceding Commission determined in accordance with Article III, Paragraph 1, plus

(iii)	the Acquisition Expense determined in accordance with Article III, Paragraph 2, plus

(iv)	the Expense Allowance determined in accordance with Article III, Paragraph 3, plus

(v)	any Modified Coinsurance Reserve Adjustment payable to the Ceding Company, determined in accordance with Article V, plus

(vi)	any Tax Reimbursement payable to Ceding Company, determined in accordance with Article III, Paragraph 5.

4.	Amounts Due Quarterly. Except as otherwise specifically provided in this Agreement, all amounts due to be paid to either the Ceding Company or the Reinsurer under this Agreement will be determined on a net basis at the end of each Accounting Period. Net amounts due the Reinsurer will be due and payable within thirty (30) days after the end of the Accounting Period. Net amounts due the Ceding Company will be due and payable fifteen (15) days after receipt of the quarterly accounting report with respect to such Accounting Period.

5.	Annual Accounting Reports. The Ceding Company will provide the Reinsurer with annual accounting reports within thirty (30) days after the end of the calendar year for which such reports are prepared. These reports will contain sufficient information about the Annuities to enable the Reinsurer to prepare its annual financial reports and to verify information reported in Schedule C and will include Schedule S of the NAIC Convention Blank.

6.	Estimations. If the amounts, as described in Paragraph 3 above, cannot be determined by the dates described in Paragraph 4 above, on an exact basis, such payments will be paid in accordance with a mutually agreed upon formula which will approximate the actual payments. Adjustments will then be made to reflect actual amounts when they become available.

7.	Delayed Payments. Each party shall provide the other with written notice that a payment is overdue. Written notice will be provided as soon as reasonably practicable. For purposes of Paragraph 4 above, if there is a delayed settlement of a payment due, there will be an interest penalty, at the Delayed Payment Rate, described in Paragraph 8 below, for the period that the amount is overdue. For purposes of this Paragraph, a payment will be considered overdue fifteen (15) days after the date such payment is due.

8.	Delayed Payment Rate. The Delayed Payment Rate at the end of each Accounting Period will be equal to [300 basis points plus [(i) divided by (ii)]] divided by four, where:

(i)	equals the sum of the one month London Interbank Offered Rates (LIBOR) as published by The Wall Street Journal at the end of each calendar month ending during the current Accounting Period; and

(ii)	equals the number of calendar months ending during the current Accounting Period.

The Delayed Payment Rate is to be applied as the rate payable for an entire calendar quarter. In the event that the delayed period is less than an entire calendar quarter, a pro rata fraction of the Delayed Payment Rate shall be used.

9.	Quarterly Supplemental Reports. Quarterly reports shall be submitted to the Reinsurer by the Ceding Company not later than thirty (30) days after the end of each calendar quarter. Such reports will include a seriatim in force data file and a summary rollforward for the calendar quarter. These reports are shown in Schedule C.

10.	Offset of Payments. All monies due either the Ceding Company or the Reinsurer under this Agreement or any other reinsurance agreements between the Ceding Company and the Reinsurer will be offset against each other, dollar for dollar, regardless of any insolvency of either party. However, in the event of an insolvency, offsets will be allowed in accordance with Bermuda law, or the statutory, common and case laws of the state taking jurisdiction over the insolvency as such Bermuda law, or statutory, common and case law exists as of the Effective Date of this Agreement.

ARTICLE VII

DURATION AND RECAPTURE

1.	Duration. Except as otherwise provided herein, this Agreement will be unlimited in duration.

2.	Reinsurer’s Liability. The liability of the Reinsurer with respect to any annuity reinsured hereunder will begin simultaneously with that of the Ceding Company, but not prior to the Effective Date of this Agreement. The Reinsurer’s liability with respect to any annuity reinsured hereunder will terminate on the earliest of: (i) the date such annuity is recaptured; (ii) the date the Ceding Company’s liability on such annuity is terminated; or (iii) the date this Agreement is terminated. Termination of the Reinsurer’s liability is subject to payments in respect of such liability in accordance with the provisions of Article VIII of this Agreement. In no event should the interpretation of this Paragraph imply a unilateral right of the Reinsurer to terminate this Agreement, except as otherwise stated in this Agreement.

3.	Termination for Nonpayment of Reinsurance Premiums or Other Amounts Due. If the Ceding Company fails to pay the Reinsurance Premiums or any other amounts due to the Reinsurer pursuant to this Agreement, within sixty (60) days after the end of any Accounting Period, the Reinsurer may terminate this Agreement subject to thirty (30) days prior written notice to the Ceding Company. In the event that the Ceding Company pays the amounts due to the Reinsurer within the thirty (30) day notice period, this Agreement will not be terminated. Such termination will be subject to the payment of a Terminal Accounting and Settlement, as described in Article VIII, Paragraph 3.

4.	Recapture. The Annuities are eligible for recapture upon mutual agreement of the Ceding Company and the Reinsurer. Notwithstanding the preceding, in the event of the failure of the Ceding Company to receive statutory credit for the Coinsurance Reserve, or, with respect to risk based capital calculations, for the Modified Coinsurance Reserve with respect to this Agreement, the Ceding Company may elect to recapture this Agreement, subject to thirty (30) days prior written notice. Such recapture will apply to all the Annuities and will be subject to the payment of a Terminal Accounting and Settlement, as described in Article VIII, Paragraph 3.

ARTICLE VIII

TERMINAL ACCOUNTING AND SETTLEMENT

1.	Terminal Accounting. In the event that this Agreement is terminated in accordance with Article VII, Paragraph 3, or all reinsurance under this Agreement is recaptured in accordance with Article VII, Paragraphs 4 or 5, a Terminal Accounting and Settlement will take place and except as set forth in paragraph 4 below, the parties hereto will have no further obligations under this Agreement. However, if the parties agree to terminate the Agreement by mutual consent, then they may deviate from the Terminal Accounting and Settlement described in this Article VIII.

2.	Date. The terminal accounting date will be the earliest of: (1) the effective date of recapture pursuant to any notice of recapture given under this Agreement, (2) the effective date of termination pursuant to any notice of termination given under this Agreement, or (3) any other date mutually agreed to in writing.

3.	Settlement. The Terminal Accounting and Settlement will consist of:

(a)	the quarterly settlement as provided in Article VI, Paragraph 3, computed as of the terminal accounting date; and

(b)	termination of the Trust Account and payment to the Reinsurer of the balance in the Trust Account as described in Article I, Paragraph 23; and

(c)	the Reinsurer will pay an amount to the Ceding Company that is equivalent to the Coinsurance Reserve; and

(d)	the Ceding Company will pay an amount to the Reinsurer that is equivalent to the Coinsurance Reserve.

If the calculation of the Terminal Accounting and Settlement produces an amount owing to the Ceding Company, such amount will be paid by the Reinsurer to the Ceding Company. If the calculation of the Terminal Accounting and Settlement produces an amount owing to the Reinsurer, such amount will be paid by the Ceding Company to the Reinsurer.

4.	Supplementary Accounting and Settlement. In the event that, subsequent to the Terminal Accounting and Settlement as provided above, a change is made with respect to any amounts due, a supplementary accounting will take place pursuant to Paragraph 3 above. Any amount owed to the Ceding Company or to the Reinsurer by reason of such supplementary accounting will be paid promptly upon the completion thereof.

ARTICLE IX

ARBITRATION

Arbitration. Any and all disputes arising out of this Agreement, including its formation and validity, shall be submitted to binding arbitration. Any arbitration shall be based upon the Procedures for the Resolution of U.S. Insurance and Reinsurance Disputes dated September 1999 (the “Procedures”) as published by the Reinsurance Association of America as may be amended or modified and as supplemented or limited by the subparagraphs below.

(a)	The Panel shall consist of three Disinterested arbitrators, one to be appointed by the Petitioner, one to be appointed by the Respondent and the third to be appointed by the two Party-appointed arbitrators. The third arbitrator shall serve as the umpire, who shall be neutral. The arbitrators and umpire shall be persons who are current or former officers or executives of an insurer or reinsurer. Within thirty (30) days of the commencement of the arbitration proceeding, each Party shall provide the other Party with the identification of its Party-appointed arbitrator, his or her address (including telephone, fax and e-mail information) and provide a copy of the arbitrator’s curriculum vitae. If either Party fails to appoint an arbitrator within that thirty (30) day period, the non-defaulting Party will appoint an arbitrator to act as the Party-appointed arbitrator for the defaulting Party. The umpire shall be appointed by the two Party-appointed arbitrators as soon as practical, but not later than thirty (30) days after the appointment of the second arbitrator. The Party-appointed arbitrators may consult, in confidence, with the Party who appointed them concerning the appointment of the umpire.

(b)	Where the two Party-appointed arbitrators have failed to reach agreement on an umpire within the time specified in subparagraph (a) above, each Party shall propose to the other in writing, within seven (7) days thereafter, eight umpire candidates from the ARIAS U.S. Certified Arbitrators List in effect at the time of the commencement of the arbitration. The umpire will then be selected in accordance with the Procedures. Unless the Parties agree otherwise, the ARIAS U.S. Umpire Questionnaire Form in effect at the time of the commencement of the arbitration shall be used.

(c)	The arbitration shall take place in Chicago, Illinois.

(d)	Unless prohibited by law, the Circuit Court of the County of Linn, Ohio shall have exclusive jurisdiction over any and all court proceedings that either Party may initiate to compel arbitration or to enforce an Arbitration Award. The decision of the Panel shall be final and binding and subject to neither appeal nor challenge. Notwithstanding the preceding, in the case of an Arbitration Award which is given as a result of malfeasance or fraud committed by the umpire or the arbitrators, a Party may petition the Circuit Court of the County of Linn, Ohio to set the Arbitration Award aside. In such an instance, such Court shall have exclusive jurisdiction to set the Arbitration aside and to redirect the Parties to a new arbitration to be conducted as described above.

(e)	For purposes of this Article, the terms “Arbitration Award,” “Panel”, and “Party” (or “Parties”) shall have the meanings set forth in article 2 of the Procedures (Definitions).

(f)	In the event of any conflict between the Procedures and this Article, this Article, and not the Procedures, will control. This Article shall survive the expiration or termination of the Agreement.

ARTICLE X

INSOLVENCY

Insolvency. Insolvency, for purposes of this Article, is defined to be: (a) the filing of a voluntary or involuntary petition for liquidation by or on behalf of the Ceding Company, (b) any assignment for the benefit of creditors, or (c) the appointment of a conservator, liquidator, receiver, or statutory successor to conserve or administer the Ceding Company properties or assets. In the event of the Ceding Company’s insolvency, any payments due the Ceding Company from the Reinsurer pursuant to the terms of this Agreement will be made directly to the Ceding Company or its conservator, liquidator, receiver or statutory successor, which shall not include a guarantee association or fund. The reinsurance will be payable by the Reinsurer on the basis of the liability of the Ceding Company under the Annuities without diminution because of the insolvency of the Ceding Company. The conservator, liquidator, receiver or statutory successor of the Ceding Company will give the Reinsurer written notice of the pendency of a claim against the Ceding Company on any annuity reinsured within a reasonable time after such claim is filed in the insolvency proceeding. During the pendency of any such claim, the Reinsurer may investigate such claim and interpose in the Ceding Company’s name (or in the name of the Ceding Company’s conservator, liquidator, receiver or statutory successor), in the proceeding where such claim is to be adjudicated, any defense or defenses which the Reinsurer may deem available to the Ceding Company or its conservator, liquidator, receiver or statutory successor. The expense thus incurred by the Reinsurer will be chargeable, subject to court approval, against the Ceding Company as a part of the expense of liquidation to the extent of a proportionate share of the benefit that may accrue to the Ceding Company solely as a result of the defense undertaken by the Reinsurer.

ARTICLE XI

EXECUTION AND EFFECTIVE DATE

In witness of the above, this Agreement is executed in duplicate on the dates indicated below with an Effective Date of December 31, 2008.

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO (“Ceding Company”) ATTEST:

By:	/s/ Illegible	By:	/s/ Illegible
Title:	Vice President	Title:	Vice President
Date:	1/16/09	Date:	1/16/2009

TRANSAMERICA INTERNATIONAL RE (BERMUDA) LTD. (“Reinsurer”)

By:	/s/ Illegible	By:	/s/ Illegible
Title:	Vice President/Director	Title:	Vice President, Controller
Date:	1-16-09	Date:	1-16-2009

SCHEDULE A

ANNUITIES AND RISKS REINSURED

Annuities and Risks Reinsured. Under this Agreement, the Reinsurer reinsures a 100 percent quota share of the Ceding Company’s Net Liability, with respect to the annuity and amendatory endorsement forms and issue dates listed below, and any riders or endorsements attached to the Annuities upon their issue in order to gain approval from specific state insurance departments, and those necessary to qualify the Annuities for use with a qualified plan under the Internal Revenue Code issued by the Ceding Company as described below:

Freedom Attainer

Freedom Conqueror

Freedom Wealth Creator

Freedom Enhancer

Freedom Premier

Freedom Premier II

Freedom Enhancer II

Freedom Post

The Ceding Company will not reinsure the annuities reinsured hereunder under other reinsurance agreements, without the prior written approval of the Reinsurer.

“Net Liability,” as used in this Agreement, means the Ceding Company’s liability on annuities reinsured hereunder, less amounts recoverable from other reinsurance.

SCHEDULE B

RESERVES

1.	Coinsurance Reserve. The Coinsurance Reserve is equal to the net of (i) minus (ii), where:

(i)	equals the product of [(a) times (b)] plus (c), where:

(a)	equals the quota share percentage of the Annuities as described in Schedule A;

(b)	equals the Gross Statutory Reserve, as defined in Paragraph 3 below; and

(c)	equals the Interest Maintenance Reserve, as defined in Paragraph 4 below; and

(ii)	equals the Modified Coinsurance Reserve, as defined in Paragraph 2 below.

2.	Modified Coinsurance Reserve. The Modified Coinsurance Reserve is equal to the Account Value as defined in Paragraph 5 below.

3.	Gross Statutory Reserve. The term “Gross Statutory Reserve,” as used in this Agreement, means the statutory reserve on the Annuities as calculated by the Ceding Company under its applicable State law.

4.	Interest Maintenance Reserve. The term “Interest Maintenance Reserve,” as used in this Agreement, means the interest maintenance reserve, determined in accordance with Page 3, Column 1, Line 9.4, of the Ceding Company’s 2007 NAIC annual statement blank, with respect to the Segregated Asset Portfolio described in Schedule E.

5.	Account Value. The term “Account Value” is defined as the policy value determined in accordance with the terms of the Annuities.

6.	Tax Reserve. The term “Tax Reserve,” as used in this Agreement, means the reserve as calculated according to the methods and valuation assumptions described in Section 807 of the Internal Revenue Code of 1986 on the portion of the annuities reinsured hereunder. The Tax Reserve shall be allocated proportionately between the Coinsurance Reserve defined in Paragraph 1 above and the Modified Coinsurance Reserve defined in Paragraph 2 above. The Reinsurer shall report the portion of the Tax Reserve allocated to the Coinsurance Reserve on its tax returns and the Ceding Company shall report the portion of the Tax Reserve allocated to the Modified Coinsurance Reserve on its tax returns.

SCHEDULE C

QUARTERLY REPORT OF ACTIVITY AND SETTLEMENTS

FROM CEDING COMPANY TO REINSURER

Reporting Quarter: _________________
Calendar Year: _____________________
Date Report Completed: _____________

1. Reinsurance Premiums (Article II)
a. Quota share x gross premiums	____________
b. Quota share x refunds	____________
c. Quota share x premium taxes	____________
d. Initial Coinsurance Reserve *	____________
Reinsurance Premiums =a-b-c+d		____________

2. Ceding Commission (Article III, Paragraph 1)
a. Initial Ceding Commission *	____________
b. Commissions to Producers	____________
Ceding Commission = a + b		____________

3. Expense Allowance (Article III, Paragraph 3)
a. Quota share x $25 x average number of annuities during Accounting Period	____________
b. Quota share x 0.0135% x average Account Value during Accounting Period	____________
Expense Allowance = a + b		____________

4. Commission Chargebacks (Article III, Paragraph 4)		____________

5. Benefit Payments (Article IV)
a. Claims	____________
b. Cash Surrender Values	____________
c. Annuity Payments	____________
Benefit Payments = a + b + c		____________

6. Modified Coinsurance Reserve Adjustment (Article V)
a. Modified Coinsurance Reserve end of preceding Accounting Period	____________
b. Modified Coinsurance Reserve end of current Accounting Period	____________
c. Equals b - a	____________
d. Modified Coinsurance Reserve Investment Credit (Schedule D)	____________
Modified Coinsurance Reserve Adjustment = c - d		____________

7. Cash Settlement = 1-2-3-4 + 5 - 6

*	During initial Accounting Period, only.

Supplemental Information

Modified Coinsurance Reserve Investment Credit (Schedule D)

(i) Sum of:	___________
a. Pre-tax gross investment income	___________
b. Pre-tax realized capital gains and losses	___________
c. Pre-tax change in IMR	___________

(ii) Investment Expenses	___________

(iii) Modified Coinsurance Reserve, end of Accounting Period (EOP)	___________

(iv) Modified Coinsurance Reserve, beginning of Accounting Period (BOP)	___________

(v) Book value of Segregated Portfolio, EOP	___________

(vi) Book value of Segregated Portfolio, BOP	___________

(vii) Interest on delayed cash flows	___________

Modified Coinsurance Reserve Investment Credit = [(i)a. - (ii)] x {[(iii) + (iv)] / [(v) + (vi)]} + (i)b. + (ii)c.+ (vii)

=

Summary Rollforward

	Number Of Policies	Account Value	Gross Statutory Reserve	Interest Maintenance Reserve	Tax Reserve
Beginning of Period	__________	__________	__________	__________	__________
+ Additions	__________	__________	__________	__________	__________
- Terminations	__________	__________	__________	__________	__________
End of Period

SCHEDULE D

MODIFIED COINSURANCE RESERVE INVESTMENT CREDIT

Modified Coinsurance Reserve Investment Credit. The Modified Coinsurance Reserve Investment Credit for any Accounting Period will be equal to [(i)(a) - (ii)] x {[(iii) + (iv)] / [(v) + (vi)]} + (i)(b) + (i)(c) ) - (i)(d) + (vii), where:

(i)	equals the pre-tax statutory investment income for the Segregated Asset Portfolio, described in Schedule E and is the sum of:

(a)	the pre-tax gross investment income, calculated by the Ceding Company in accordance with Line 10, Column 2, Exhibit of Net Investment Income Page 8 of the 2007 NAIC Annual Statement, during the current Accounting Period with respect to the Segregated Asset Portfolio, described in Schedule E, plus

(b)	pre-tax realized and unrealized capital gains and losses, calculated by the Ceding Company in accordance with Line 10, Column 5, Exhibit of Capital Gains (Losses), Page 8 of the 2007 NAIC Annual Statement, during the current Accounting Period with respect to the Segregated Asset Portfolio, described in Schedule E, plus

(c)	The pre-tax change in the Interest Maintenance Reserve (IMR) balance, calculated by the Ceding Company in accordance with the Form for Calculating the Interest Maintenance Reserve, Page 29 of the 2007 NAIC Annual Statement, during the current Accounting Period with respect to the Segregated Asset Portfolio, described in Schedule E. For the purpose of this calculation, a decrease in the IMR balance shall be positive while an increase in the IMR shall be considered negative.

(d)	the after-tax change in the Interest Maintenance Reserve (IMR) balance, calculated by the Ceding Company in accordance with the Form for Calculating the Interest Maintenance Reserve, page 29 of the 2007 NAIC Annual Statement, during the current Accounting Period with respect to the Segregated Asset Portfolio, described in Schedule E. For the purpose of this calculation, a decrease in the IMR balance shall be positive while an increase in the IMR shall be considered negative. For the purpose of this calculation, the IMR balance shall equal the “Interest Maintenance Reserve” defined in Paragraph 4 of Schedule B.

(ii)	equals the Investment Expenses, as defined below;

(iii)	equals the Modified Coinsurance Reserve, as defined in Schedule B, Paragraph 2, at the end of the current Accounting Period;

(iv)	equals the Modified Coinsurance Reserve, as defined in Schedule B, Paragraph 2, at the beginning of the current Accounting Period;

(v)	equals the book value of the Segregated Asset Portfolio, as described in Schedule E, at the end of the current Accounting Period;

(vi)	equals the book value of the Segregated Asset Portfolio, as described in Schedule E, at the beginning of the current Accounting Period; and

(vii)	equals interest calculated on Cash Flows, as defined below, calculated at the Cash Flow Rate, as defined below for the average period of delay, if any, for the current Accounting Period from the date the Cash Flows are received by the Ceding Company through the date the assets are transferred into the Segregated Asset Portfolio.

All of the items (a), (b), and (c) above under (i) will not be adjusted for income taxes or changes in any provision for taxes, investment management fees, or charges for administrative fees.

The term “Investment Expenses,” as used in this Agreement, means [(a) plus (b)], but not to exceed (c), where:

(a)	equals the actual investment fees charged by any third party investment advisors used with respect to the Segregated Asset Portfolio, described in Schedule E;

(b)	equals 0.005 percent times the product of 50 percent times the sum of items (iii) and (iv), as described above; and

(a)	equals the actual brokerage commissions or fees (or any increased bid/ask spread or other additional consideration) incurred by the Company as a result of the investment management of the Segregated Asset Portfolio, described in Schedule E, unless such commissions, fees, or additional consideration are reflected in the price of the investment.

However, in no event will the amount [(a) plus (b)] exceed 0.04 percent times the product of 50 percent times the sum of items (iii) and (iv), as described above.

The term “Cash Flows,” as used in this Agreement, means the net of (A) minus (B) plus (C) minus (D), where:

(A)	equals the Reinsurance Premiums determined in accordance with Article II;

(B)	equals the Ceding Commission determined in accordance with Article III, Paragraph 1;

(C)	equals the Commission Chargebacks determined in accordance with Article III, Paragraph 4; and

(D)	equals the Benefit Payments determined in accordance with Article IV.

The Cash Flow Rate at the end of each Accounting Period will be equal to [125 basis points plus [(I) divided by (II)]] divided by four, where:

(I)	equals the sum of the one month London Interbank Offered Rates (LIBOR) as published by The Wall Street Journal at the end of each calendar month ending during the current Accounting Period; and

(II)	equals the number of calendar months ending during the current Accounting Period.

The Cash Flow Rate is to be applied as the rate payable for an entire calendar quarter. In the event that the delayed period is less than an entire calendar quarter, a pro rata fraction of the Cash Flow Rate shall be used.

SCHEDULE E

SEGREGATED ASSET PORTFOLIO

1.	Segregated Asset Portfolio. The Ceding Company shall establish and maintain a Segregated Asset Portfolio as described herein. The Segregated Asset Portfolio is comprised of those assets supporting the Annuities and will be equal to or greater than the Modified Coinsurance Reserve, as described in Schedule B, Paragraph 2. The assets of the Segregated Asset Portfolio of the Ceding Company shall be placed in the Segregated Custodial Account described in Paragraph 2 below. Subsequent to the Effective Date of this Agreement, Cash Flows, as defined in Schedule D, with respect to the annuities reinsured hereunder will be transferred into the Segregated Asset Portfolio on Monday and Wednesday of each calendar week that does not involve a holiday (or at least twice each calendar week where either Monday or Wednesday are a holiday) and will earn a short-term interest rate, such as rates available on overnight repurchase agreements, institutional money market accounts or commercial paper, from that point until they are invested in longer term investments. The Ceding Company will retain, control and own all assets held in the Segregated Asset Portfolio. The Segregated Asset Portfolio will be managed by AEGON USA Investment Management, Inc. (AUIM) in accordance with the Investment Policy described in Schedule F. Notwithstanding the preceding, in no event may the Ceding Company withdraw assets from the Segregated Custodial Account as defined in Paragraph 2, below, except as may be provided in this Schedule E or as may be provided in the Investment Management Agreement between AUIM and the Ceding Company, without the prior written consent of the Reinsurer.

2.	Segregated Custodial Account. The Segregated Custodial Account will be separate custodial accounts established by the Ceding Company with respect to the assets supporting the Modified Coinsurance Reserve for those Annuities for the purpose of segregating the Segregated Asset Portfolio. If AUIM is not the Advisor for the Segregated Custodial Account, the Ceding Company shall grant the Reinsurer “read only” access to the Segregated Custodial Account at all times during the duration of this Agreement.

3.	Asset Maintenance Level. The assets in the Segregated Asset Portfolio shall be managed to maintain the aggregate book value of assets at a level equal to or greater than the Modified Coinsurance Reserve, as defined in Schedule B, Paragraph 2, at the end of each Accounting Period. At the end of each Accounting Period, if the book value of the assets in the Segregated Asset Portfolio is less than the Modified Coinsurance Reserve, then the Ceding Company must immediately deposit cash equal to the difference. At the end of each Accounting Period, if the book value of the assets in the Segregated Asset Portfolio is greater than the Modified Coinsurance Reserves, then the Ceding Company may withdraw any or all of the difference in cash. Notwithstanding the preceding, the Ceding Company may withdraw assets from the Segregated Asset Portfolio on a daily basis to pay Benefit Payments, as described in Article IV. Any assets so withdrawn from the Segregated Asset Portfolio will be valued at fair market value and any gain or loss will be attributed to the Segregated Asset Portfolio for the Accounting Period in which the withdrawal took place.

SCHEDULE F

INVESTMENT POLICY

Investment Guidelines. The Company shall direct its investment manager to manage the Segregated Asset Portfolio such that the following guidelines are maintained:

Investment Objective

The Company shall seek to manage the Assets to maximize portfolio yield and total return within the constraints stated herein.

New Purchases

Although the Company will attempt to remain within the quality, diversification, and other standards outlined below, it is understood by both parties that strict adherence may not be possible for small portfolios. Nevertheless, at no time while the Portfolio is at least $250 million in statutory admitted asset value will purchases be made that will allow the Portfolio to diverge from the standards outlined below without the consent of the Reinsurer.

Investment Constraints for the Assets

The Assets will consist primarily of fixed-income securities and commercial mortgage loans. The investment strategy will include the following general asset classes with each class remaining at or below the maximum percentage of the Portfolio stated below:

Investment Grade Corporates	75%
MBS	15%
ABS	20%
Commercial Mortgage Backed Securities	20%
Private Placements	30%
Commercial Mortgage Loans	20%
High Yield	10%
Emerging Markets	4%

No more than 5% of the portfolio will be in equity related securities which will be limited to real estate alternatives managed by AEGON USA Realty Advisors, Inc., and fund of hedge funds managed by PRISMA (AEGON USA holds a majority interest).

The actual mix of asset classes purchased shall be subject to Company’s assessment of market conditions and the availability of suitable assets.

Interest rate swaps, credit default swaps, and currency swaps are allowed in the portfolio, to the extent that they help to reduce investment risks or facilitate efficient portfolio management.

Within these broad asset allocations, Company shall maintain the following overall quality and diversification constraints:

High Yield + Emerging Markets shall not exceed 12% of the portfolio

BBB-rated + 2 times High Yield shall not exceed 50% of the portfolio

Commercial Mortgage Backed Securities + Commercial Mortgage Loans shall not exceed 25%

•	No new investment in Commercial Mortgage Backed Securities shall be made below AA

•	No issuer shall exceed 5% of the portfolio.

•	Except as provided above with respect to equity related securities, no investments will be made in real estate (unless acquired through foreclosure of a commercial mortgage) or in equities.

•	No investments shall be made in securities issued by parents, affiliates, or subsidiaries of Company or the Reinsurer.

Liquidity

The Company shall maintain sufficient liquidity such that plausible negative cash flows can be covered through the ability to sell Assets.

Asset Liability Matching

The Company shall attempt to maintain the weighted-average duration of the Assets within 0.25 years of the targeted asset benchmark duration set by Company. Nevertheless, the normal operation of Company’s asset liability management function may disclose an asset/liability duration mismatch of more than 0.25 years. Should this occur, the Company shall consult with the Reinsurer to determine the best course of action to employ in reducing or removing the mismatch.